UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ABENGOA

National Securities Market Commission

Markets Area. Directorate of Supervision.

C/Edison 4

28006 - Madrid

Seville, 30 April 2014

Dear Sirs,

In accordance with Article 82 of Law 24/1988 on the securities market, Abengoa, S.A. (the “Company” or “Abengoa”) hereby informs the National Securities Market Commission of the following

Significant Event

On 30 September 2012, the Extraordinary General Shareholders’ Meeting of Abengoa, under point six of the agenda, resolved to modify Article 8 of the Company’s bylaws in order to introduce a conversion right that enables shareholders of the Company’s Class A shares to convert them into Class B shares, until 31 December 2017 (the “Conversion Right”). The meeting also resolved to reduce the share capital by lowering the par value of a number of Class A shares, to be determined, by 0.99 euros per share, by creating a restricted reserve in accordance with Article 335 c) of the Capital Companies Act, integrating the shares for which the par value is reduced from their conversion into Class B shares; as well as requesting the admission to trading of the Class B shares and delegating the necessary powers to implement all of the above.

At the end of the ninth partial conversion period that ran from 16 January 2014 to 15 April 2014 (the “Conversion Period”), the Company had received requests to convert a total of one hundred nineteen thousand five hundred sixteen (119,516) Class A shares into Class B shares, after which, and in order to manage the conversion requests and in accordance with the resolutions adopted by the Extraordinary General Shareholders’ Meeting of Abengoa of 30 September 2012 referred to in the above paragraph, the Company has declared the Capital Reduction approved by the Shareholders’ Meeting corresponding to this Conversion Period as partially executed for an amount of one hundred eighteen thousand three hundred twenty Euros with eighty four cents of Euro (118,320.84 €) by reducing the par value of one hundred nineteen thousand five hundred sixteen (119,516) Class A shares, for which the par value will be reduced from one (1) euro per share to one cent (€0.01) per share (the “Shares Affected by the Conversion”).

As a result of the foregoing, the Shares Affected by the Conversion has been integrated, without being redeemed or exchanged and without interruption, within the Class B shares (the “New Class B Shares”). The aforementioned capital reduction has been duly registered in the Mercantile Register.

Likewise, it is hereby informed, following the significant event notices (hechos relevantes) delivered to the National Securities Market Commission (the “CNMV”) on 7 April and 23 April 2014 regarding the implementation of the paid-up capital increase approved by the General Shareholders’ Meeting of Abengoa held on second call on 6 April 2014, under item three on the agenda (the “Capital Increase”), that the Capital Increase, has been duly registered in the Mercantile Register, in the nominal amount of 944,546.48 euros through the issue of 810,582 new Class A shares and 13,396,448 new Class B shares, with a par value of one (1) euro and one cent (0.01) of one euro each, respectively (the “Capital Increase New Shares”), which entails an increase of 1.04% over the share capital of Abengoa prior to the implementation of the Capital Increase and the aforementioned capital reduction.

Having filed the relevant requests with the CNMV and the Governing Corporations of the Stock Exchanges of Madrid and Barcelona, the CNMV has confirmed compliance with the requirements for admission to trading on the Stock Exchanges of Madrid and Barcelona of both the New Class B Shares resulting from the exercise of the Conversion Right and the Capital Increase New Shares, which have been admitted to trading on such Stock Exchanges as of today, 30 April 2014, with effects of 2 May 2014.

Miguel Ángel Jiménez-Velasco Mazarío

General Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: April 30, 2014